Correspondence

September 30, 2008

Via EDGAR, U.S. Mail and Facsimile (202-772-9210)

Michael Johnson, Attorney
Division of Corporation Finance
Untied Stated Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street N.W.
Washington, D.C. 20549-0306

RE:	Disaboom Inc. Preliminary Proxy Statement on Schedule 14A Filed September 18, 2008 File No. 000-52558

Dear Mr. Johnson:

        Disaboom Inc. (the “Company”) filed its preliminary proxy statement on Schedule 14A (the “Proxy Statement”) for its November 5, 2008 annual meeting of shareholders with the Commission on September 18, 2008. You have reviewed and commented on the Proxy Statement in a letter sent to the Company on September 26, 2008. We very much appreciate the time you and the other members of the Commission’s staff have taken in reviewing the Proxy Statement.

        The below narrative addresses your comments (which we have repeated in italic type).

Proposal Two

Amendment to the Articles of Incorporation to Increase the Number of Shares of Authorized Common Stock, page 21

l.	Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose including future acquisitions and/or financings. If so please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Michael Johnson
United States Securities and Exchange Commission
September 30, 2008

Response: As stated in the Proxy Statement the additional authorized shares of common stock may be used for raising additional capital for the operations of the Company or acquiring other businesses. However, the Company confirms that it does not presently have any plans, proposals or arrangements (including acquisitions or financings) to issue any of the common shares it is requesting its shareholders to authorize.

Proposal Three

Adoption of the 2008 Stock Option Plan, page 22

2.	Please disclose whether you presently have any plans, proposals or arrangements to grant for any purpose, any of the options or shares available under the 2008 Stock Option Plan Restructuring Equity Plan. If so, please provide the information under the new plan benefits table and all information required by Item 10 of Schedule 14A. If not, please states that you have no such plans, proposals, or arrangements, written or otherwise, at this time to grant any of the options or shares available under the 2008 Stock Option Plan Restructuring Equity Plan.

Response: To date no options or shares have been issued under the Company’s 2008 Stock Option Plan (the “Plan”). The Company does not presently have any plans, proposals or arrangements to grant any of the options or shares available under the Plan for any purpose including to its named executive officers (as such term is defined in Item 402(a)(3) of Regulation S-K), any current director, or any current employees. In the future the Company may utilize the Plan to grant options or issue shares under the Plan in its ordinary course of business to such persons but these potential grants and issuances are not currently determinable.

Michael Johnson
United States Securities and Exchange Commission
September 30, 2008

        In conjunction with the Company’s response to your letter dated September 26, 2008, we acknowledge that:

•	The Company is responsible for the adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope we have adequately addressed your comments. Please contact me if you need more information.

Sincerely,

/s/ John Walpuck

John Walpuck, President and Chief Financial Officer